Exhibit 99.2

PRESS RELEASE

COLLECTIVE MINING ANNOUNCES C$100 MILLION BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, October 1, 2025 – Collective Mining Ltd. (NYSE: CNL, TSX: CNL) (“Collective” or the “Company”) has announced today that it has entered into an agreement with BMO Capital Markets and Scotiabank as joint bookrunners on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on “bought deal” basis, 5,270,000 common shares in the capital of the Company (the “Common Shares”), at a price of C$19.00 per Common Share (the “Issue Price”) for gross proceeds of approximately C$100 million (the “Offering”). The Company has granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 790,500 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments, if any, and for market stabilization purposes. The Underwriters shall be under no obligation whatsoever to exercise the Over-allotment Option in whole or in part. If the Over-allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be approximately C$115 million. The Offering is expected to close on or about October 8, 2025 and is subject to Collective receiving all necessary regulatory approvals.

The Company intends to use the net proceeds from the Offering to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes.

The Common Shares will be offered by way of: (i) a prospectus supplement (the “Prospectus Supplement”) to Collective’s short form base shelf prospectus dated December 4, 2023 (the “Base Shelf Prospectus”), which Prospectus Supplement will be filed with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, except Québec and Nunavut, within two business days; (ii) in the United States or to or for the account or benefit of “U.S. persons” as defined by Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), by way of private placement pursuant to the exemption from registration provided for under Section 4(a)(2) of U.S. Securities Act and the applicable securities laws of any state of the United States; and (iii) in jurisdictions outside of Canada and the United States as are agreed to by the Company and the Underwriters on a private placement or equivalent basis.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendment to such documents is provided in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible on SEDAR+ at www.sedarplus.ca. An electronic or paper copy of the Prospectus Supplement, Base Shelf Prospectus, and any amendment to such documents may be obtained, without charge, by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca.

The securities being offered have not been, nor will they be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company’s objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their close proximity to each other.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol “CNL”.

Investors and Media

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: filing of the Prospectus Supplement; receipt of all regulatory approvals in connection with the Offering; the completion of the Offering, and the proposed use of the net proceeds therefrom; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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